Exhibit 99.1

Check-Cap Ltd.
Check-Cap Building
29 Abba Hushi Avenue
P.O. Box 1271
Isfiya, 3009000
Israel

NOTICE OF 2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder:

We cordially invite you to attend the 2019 Annual General Meeting of Shareholders of Check-Cap Ltd. (the “Meeting”) to be held on Thursday, December 5, 2019, at 4:00 p.m. (Israel time) at our offices at the Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel, for the following purposes:

1.	To re-elect all five directors to serve as members of our Board of Directors, until our next annual general meeting of shareholders;

2.	To approve the remuneration to be paid to each of the director nominees, subject to their re-election at the Meeting;

3.
To approve a one-time award of equity-based compensation, consisting of performance-based restricted stock units and options, to each of the director nominees, subject to their re-election at the Meeting;

4.	To approve a one-time award of equity-based compensation, consisting of performance-based restricted stock units and options, to Alex Ovadia, our Chief Executive Officer;

5.	To approve an increase of our authorized and registered share capital by NIS 144,000,000 and to amend our Articles of Association accordingly;

6.
To approve an amendment to our Compensation Policy for Executive Officers and Directors, with respect to the maximum aggregate annual premium and maximum aggregate deductible payable for directors’ and officers’ liability insurance;

7.
To ratify and approve the reappointment of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network, as our independent auditor for the year ending December 31, 2019 and for such additional period until our next annual general meeting; and

8.	To review and discuss our financial statements for the year ended December 31, 2018.

We are currently not aware of any other matters that will come before the Meeting.  If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

Only shareholders of record at the close of business on October 29, 2019, are entitled to notice of and to vote at the Meeting or at any adjournment thereof.  You can vote either by mailing in your proxy or in person by attending the Meeting.  Proxies must be received by our transfer agent or at our registered office in Israel no later than forty-eight (48) hours prior to the designated time for the Meeting.  Proxies received by our transfer agent or at our registered office in Israel during the forty-eight (48) hours preceding the designated time for the Meeting will be presented to the Chairman of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.  If you attend the Meeting, you may vote in person and your proxy will not be used.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee and you wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting.

The Proxy Statement describing the various matters to be voted upon at the Meeting and the accompanying proxy card will be mailed to shareholders. Shareholders may also review the full version of the proposed resolutions in the Proxy Statement as well as the accompanying proxy card, via the website of the U.S. Securities and Exchange Commission at www.sec.gov as well as under the Investors section of our website at http://ir.check-cap.com, and also at our offices during regular business hours (Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Mount Carmel, Israel; Tel: +972-4-+972-4-8303401 (phone)).  Our company’s representative is Mira Rosenzweig, our Chief Financial Officer, at mira.rosenzweig@check-cap.com or +972-4-8303415 or +972-4-8303401, Check-Cap Ltd., Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel. Detailed voting instructions are provided both in the Proxy Statement and the proxy card.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent (25%) of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  At least two shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and voting on the matter, is required to approve each of the proposals.

The approval of each of Proposals 4 and 6 is also subject to the fulfillment of one of the following additional voting requirements (the “Special Majority”): (i) a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal, present in person or by proxy and voting on the matter at the Meeting (excluding abstentions), voted in favor of the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal does not exceed two-percent (2%) of our outstanding voting rights.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our company as of the current time for purposes of Proposals 4 and 6.  A shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder for purposes of Proposals 4 and 6.  If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on any of Proposals 4 and 6, you should contact our Chief Financial Officer, Mira Rosenzweig, at mira.rosenzweig@check-cap.com or +972-4-8303415 or +972-4-8303401.

The Israeli Companies Law, 1999 (the “Israeli Companies Law”) requires that each shareholder voting on Proposals 4 and 6 indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in each such proposal.  Otherwise, the shareholder is not eligible to vote on the proposals and his or her vote will not be counted for the purposes of the proposals.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Sincerely,
/s/ Steven Hanley
Steven Hanley
Chairman of the Board of Directors

October 23, 2019

- ii -

Check-Cap Ltd.
Check-Cap Building
29 Abba Hushi Avenue
P.O. Box 1271
Isfiya, 3009000
Israel

_____________________

PROXY STATEMENT

2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Check-Cap Ltd. (“we,” “us,” “our,” or the “Company”) to be voted at the 2019 Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of 2019 Annual General Meeting of Shareholders.  The Meeting will be held on Thursday, December 5, 2019, at 4:00 p.m. (Israel time) at our offices at the Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following: (i) the re-election of all five directors to serve as members of our Board of Directors, until our next annual general meeting of shareholders; (ii) the approval of the remuneration to be paid to each of the director nominees, subject to their re-election at the Meeting; (iii) the approval of a one-time award of equity-based compensation, consisting of performance-based restricted stock units and options, to each of the director nominees, subject to their re-election at the Meeting; (iv) the approval of a one-time award of equity-based compensation, consisting of performance-based restricted stock units and options, to Alex Ovadia, our Chief Executive Officer; (v) the approval of an increase of our authorized and registered share capital by NIS 144,000,000 and to amend our Articles of Association accordingly; (vi) approval of an amendment to our Compensation Policy for Executive Officers and Directors (the “Compensation Policy”), with respect to the maximum aggregate annual premium and maximum aggregate deductible payable for directors’ and officers’ liability insurance; and (vii) the ratification and approval of the reappointment of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network, as our independent auditor for the year ending December 31, 2019 and for such additional period until our next annual general meeting.  In addition, at the Meeting, representatives of our management will be available to review and discuss our financial statements for the year ended December 31, 2018.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the proposals set forth in this Proxy Statement.

Who Can Vote

You are entitled to notice of, and to vote in person or by proxy at, the Meeting, if you are a holder of record of our ordinary shares as of the close of business on October 29, 2019.  You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on October 29, 2019, or which appeared in the participant listing of a securities depository on that date.  See below “How You Can Vote.”

How You Can Vote

•
Voting in Person.  If you are a shareholder of record, i.e., your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company LLC, you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting.

•
Voting by Proxy.  If you are a shareholder of record, these proxy materials are being sent directly to you by our transfer agent. You may submit your proxy by completing, signing and mailing the enclosed proxy card that was mailed to you in the enclosed, postage-paid envelope.  If your ordinary shares are held in “street name,” these proxy materials are being forwarded to you by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee.  Please follow the voting instructions provided to you by your broker, trustee or nominee.  Proxies must be received by our transfer agent or at our registered office in Israel no later than forty-eight (48) hours prior to the designated time for the Meeting. Proxies received by our transfer agent or at our registered office in Israel during the forty-eight (48) hours preceding the designated time for the Meeting will be presented to the Chairman of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Chief Financial Officer, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent (25%) of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  At least two shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, voting on the matter, is required to approve each of the Proposals being presented at the Meeting.

The approval of each of Proposal 4 and 6 is also subject to the fulfillment of one of the following additional voting requirements (the “Special Majority”): (i) a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal, present in person or by proxy and voting on the matter at the Meeting (excluding abstentions), voted in favor of the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal does not exceed two-percent (2%) of our outstanding voting rights.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our company as of the current time for purposes of Proposals 4 and 6.  A shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder for purposes of Proposals 4 and 6.  If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on any of Proposals 4 and 6, you should contact our Chief Financial Officer, Mira Rosenzweig, at mira.rosenzweig@check-cap.com or +972-4-8303415 or +972-4-8303401.

The Israeli Companies Law, 1999 (the “Israeli Companies Law”) requires that each shareholder voting on Proposals 4 and 6 indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in each such proposal.  Otherwise, the shareholder is not eligible to vote on the proposals and his or her vote will not be counted for the purposes of the proposals.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal, and will have no effect on the vote.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote tally for a given proposal.

Position Statements

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder may submit to us a position statement on its behalf, expressing its position on an agenda item for the Meeting to our offices, Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel, Attention: Mira Rosenzweig, Chief Financial Officer, or by facsimile to +972-4-8211267, no later than November 25, 2019 at 4:00 pm Israel time.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission (the “SEC”) concerning the sending of proxies and proxy material to the beneficial owners of our shares.  In addition, we have retained Kingsdale Advisors to assist in the solicitation of proxies for a fee of US$10,500 plus telephone solicitation fees and reimbursement of expenses.

If you have questions about this Proxy Statement or the Meeting, please contact Kingsdale Advisors, our proxy solicitor, by telephone at 1-866-229-8874 (shareholders) and (416) 867-2272 (banks and brokerage firms), or by email at contactus@kingsdaleadvisors.com.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of October 1, 2019 by (i) each person or entity known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our current executive officers and directors individually; and (iii) all of our current executive officers and directors as a group.

The percentage of beneficial ownership of our ordinary shares is based on 8,266,062 ordinary shares, NIS 2.40 par value per share, outstanding as of October 1, 2019.  Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities.  All options and warrants currently exercisable or exercisable into ordinary shares within 60 days of October 1, 2019 are deemed to be outstanding and beneficially owned by the person or entity holding such options or warrants for the purpose of computing the number of shares beneficially owned by such person or entity. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option or warrant. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person or entity.

This table is based upon information supplied by officers and directors and is believed to be accurate. Except as indicated in the footnotes below, we believe that the persons named in the table below have sole voting and investment power with respect to the ordinary shares indicated in the table as being beneficially owned by them.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
5% or Greater Shareholders
Barna Capital Group Ltd. (1)	778,011	9.4%
Intracoastal Capital LLC (2)	701,201	8.0%
Donald Norman (3)	629,914	7.6%
Smotrich SARL-SPF(4)	555,000	6.7%

Directors and Executive Officers
Alex Ovadia	*	*
Mira Rosenzweig	-	-
Yoav Kimchy (5)	83,074	1.0%
Boaz Shpigelman	*	*
Joshua (Shuki) Belkar	-	-
Israel Hershko	*	*
Dr. Vardit Segal	-	-
Steven Hanley	*	*
Clara Ezed	*	*
Mary Jo Gorman	*	*
XiangQian (XQ) Lin	*	*
Yuval Yanai	*	*
All director and executive officers as a group (12 persons)	213,710	2.6%

* Less than 1% of our ordinary shares.

(1)	Based solely upon, and qualified in its entirety with reference to, Schedule 13G filed with the SEC on February 15, 2019.
(2)
Based solely upon, and qualified in its entirety with reference to, Schedule 13G filed with the SEC on February 12, 2019.  According to the Schedule 13G, (i) Mitchell P. Kopin, an individual who is a citizen of the United States of America (“Mr. Kopin”), (ii) Daniel B. Asher, an individual who is a citizen of the United States of America (“Mr. Asher”) and (iii) Intracoastal Capital LLC, a Delaware limited liability company (“Intracoastal” and together with Mr. Kopin and Mr. Asher, collectively the “Reporting Persons”) have shared voting power over these ordinary shares.  The Schedule 13G states that such 701,201 ordinary shares are comprised of (i) 216,705 ordinary shares held by Intracoastal and (ii) 484,496 ordinary shares issuable upon exercise of Series D warrants issued in connection with the February 2019 registered direct offering. According to the Schedule 13G, the foregoing excludes 241,364 ordinary shares issuable upon exercise of Series D warrants issued in connection with the February 2019 registered direct offering because the warrant contains a blocker provision under which the holder thereof does not have the right to exercise the warrants to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 4.99% of the ordinary shares. Without such blocker provision, each of the Reporting Persons may have been deemed to have beneficial ownership of 942,565 ordinary shares.

(3)
Based solely upon a Non-Objecting Beneficial Owner list with a record date of October 15, 2019 obtained by the Company from Broadridge Financial Solutions, Inc.  As of such date, the Company does not have information as to (i) whether beneficial ownership of any of these shares has been disclaimed, (ii) who holds voting and dispositive power over these shares, (iii) whether any other ordinary shares are beneficially owned, or (iv) whether these shares continued to be beneficially owned by such person and in such amounts since October 15, 2019.

(4)
Based solely upon, and qualified in its entirety with reference to, Schedule 13G filed with the SEC on February 13, 2019.  Based on the Schedule 13G, Alejandro Weinstein, Chalet les Ecureuils Ouest, Rte. de Zires 17, 3963 Crans-Montana, CH, is the ultimate beneficial owner of these ordinary shares and as such has the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(5)
Includes: (i) 31,497 ordinary shares directly held by Yoav Kimchy, (ii) 24,166 ordinary shares subject to options held by Yoav Kimchy currently exercisable or exercisable within 60 days of October 1, 2019, (iii) 26,646 ordinary shares directly held by Sigalit Kimchy, the wife of Yoav Kimchy, and (iv) 765 ordinary shares subject to options held by Sigalit Kimchy currently exercisable or exercisable within 60 days of October 1, 2019.  Yoav Kimchy and Sigalit Kimchy have joint beneficial ownership over the shares beneficially held by them.

Executive Officer Compensation

For information regarding the compensation incurred by us in relation to our five most highly compensated office holders (within the meaning of the Israeli Companies Law) for the year ended December 31, 2018, see “Item 6B. Directors, Senior Management and Employees — Compensation of Directors and Executive Officers” of our annual report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 28, 2019.

PROPOSAL 1
RE-ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Composition of the Board of Directors

Under our articles of association, as currently in effect, our Board of Directors must consist of at least four and not more than eleven directors.  Our Board of Directors currently consists of five directors, Steven Hanley, Clara Ezed, Dr. Mary Jo Gorman, XiangQian (XQ) Lin and Yuval Yanai.  Each of our directors holds office until the next annual general meeting of shareholders following his or her appointment (unless the tenure of such director expires earlier or a director is removed from office pursuant to the Israeli Companies Law).

All of our currently serving directors are standing for re-election at the Meeting, to hold office until our next annual general meeting of shareholders and until his or her successor is elected and qualified.  Our Board of Directors has affirmatively determined that each of Clara Ezed, Dr. Mary Jo Gorman, Yuval Yanai and XiangQian (XQ) Lin is an “independent director” as defined under Nasdaq Listing Rules.  Accordingly, subject to shareholder approval of the above director nominees, our Board of Directors will consist of five members, four of whom satisfy the independence requirements of the Nasdaq Listing Rules.

Suitability of Director Nominees

Our Nominating Committee and Board of Directors have reviewed the qualifications and suitability of each of the director nominees.  In accordance with the Israeli Companies Law, each of the director nominees has certified to us that he or she meets all the requirements of the Israeli Companies Law for election as a director of a public company, and possesses the necessary qualifications and is able to dedicate sufficient time to fulfill his or her duties as a director of our company, taking into consideration our company’s size and special needs. Accordingly, upon the recommendation of our Nominating Committee, our Board of Directors has nominated the five individuals named below for re-election, to hold office until our next annual general meeting of shareholders, subject to our articles of association and applicable law.

Nominees for Director

The following biographical information is provided with respect to each director nominee based upon our records and information provided to us by each nominee.

Steven Hanley has served as a member of our Board of Directors since February 2015 and as the Chairman of our Board of Directors since September 2017, and has served as a member of our Nominating Committee since October 2015 and as a member of our Financing Committee since June 2016.  Mr. Hanley served as a member of our Audit Committee from March 2015 until December 2017 and as a member of our Compensation Committee from March 2015 until March 2019. Mr. Hanley is currently the Co-Founder, board member and Chief Executive Officer of MediBeacon Inc., an optical diagnostic company based in St. Louis, Missouri formed upon acquiring assets and intellectual property from Covidien in 2012.  Mr. Hanley is an experienced global business leader who has managed highly complex pharmaceutical and medical device operations with annual global revenue exceeding US$1 billion.  As the President of Covidien plc’s Imaging Solutions business unit, Mr. Hanley led a multifunctional organization that included sales, marketing, logistics, manufacturing, as well as research and development.  Internationally, Mr. Hanley’s track record includes numerous new drug and device product introductions and sales force expansion in Eastern Europe, China and Latin America. Mr. Hanley is experienced working in different cultures and successfully navigating dynamic regulatory environments.  Over his nearly 18 years with the Covidien family of companies, Mr. Hanley developed a large network of business leaders and clinicians to help determine market needs, commercial potential and product positioning.  As a sales leader, Mr. Hanley called on radiologists, nuclear medicine physicians, cardiologists, as well as surgeons in specialties including general, orthopedic, and OB/GYN.  Mr. Hanley is Principal and Founder of Neem LLC, which was founded in 2009 to focus on startup and entrepreneurial medical device and other life science companies with whom the firm works to bridge the gap between breakthrough technology and commercialization.  Mr. Hanley is the Chairman of the Board of Managers for Daya CNS LLC, based in St Louis Missouri.  In addition, Mr. Hanley is currently on the Advisory Board for Kogent Surgical LLC, based in St Louis Missouri.  Mr. Hanley provided consultancy services to us on behalf of Neem LLC from November 2009 until December 31, 2014 and served as a Scientific Advisor to our company from June 2011 until his election to our Board of Directors in February 2015. Mr. Hanley holds B.A. and M.A. degrees in business administration from Marquette University.

Clara Ezed has served as a member of our Board of Directors since June 2017, and has served as a member of our Audit Committee since December 2017 and as a member of our Compensation Committee since March 2019. Ms. Ezed has served as VP, Legal & Regulatory Affairs of Emas Pharma Ltd., a global contract research organization, since October 2013. From September 2009 to October 2013, Ms. Ezed served as VP, Regulatory Affairs & Drug Safety of European Medical Advisory Services Ltd., a global contract research organization. Since 2011, Ms. Ezed has served as a director of a privately listed company, Sebaroyale Ltd., focused on the development and commercialization of a range of cosmeceuticals. Ms. Ezed, a lawyer and pharmacist with nearly 20 years’ experience working in the pharmaceutical industry, has managed a large and varied portfolio working in regulatory and medical affairs, quality assurance, clinical operations and pharmacovigilance. Ms. Ezed holds a BSc. in Pharmacy from the University of Strathclyde, an MBA degree from Middlesex University, a Postgraduate Diploma in Pharmacovigilance from the University of Hertfordshire, a Postgraduate Diploma in Law from Nottingham University and a Postgraduate Diploma in Legal Professional Services from City Law School, London. Ms. Ezed is a member of the Bar of England and Wales.

Dr. Mary Jo Gorman has served as a member of our Board of Directors, our Audit Committee and Compensation Committee since May 2015, and has served as a member of our Financing Committee since June 2016. Dr. Gorman serves as Managing Director at Prosper Capital, an early stage investment fund focused on women-led businesses. From 2006 to present, Dr. Gorman also serves as Founder of Advanced ICU Care, the largest telemedicine ICU services provider in the United States, in which she also served as Chairman and Chief Executive Officer from 2006 and 2014. From December 2016 to present, Dr. Gorman also serves as interim CEO and as a member of the audit committee of TripleCare, a U.S. provider of telemedicine-based healthcare services to skilled nursing facilities. From 1999 to 2006, Dr. Gorman served at IPC-The Hospitalist Company (Nasdaq:IPCM), a leading national physician group practice, as Chief Medical Officer (2003-2006), Vice President of Medical Affairs (2001-2003) and Regional Medical Director (1999-2001). From 1996 to 1998, Dr. Gorman served as President of Inpatient Care Group, a hospitalist group in St. Louis, Missouri, which she had founded to provide hospitalist services to primary care physicians and hospitals and which was subsequently sold to IPC. From 1991 to 2008, Dr. Gorman served as President of Critical Care Services, Inc., a privately held corporation which she had founded and which was later sold to Advanced ICU Care. Dr. Gorman was awarded with the following awards: 2015 Distinguished Alumni Award, Southern Illinois University School of Medicine; 2013 Distinguished Alumni Award, Olin School of Business, Washington University; 2011 EY Entrepreneurial Winning WomenTM Class of 2011; 2009 Top 25 Influential Women in Healthcare by Modern HealthCare Magazine. Dr. Gorman holds a B.A. degree in Chemistry and Biology (Cum Laude) from St. Louis University, an M.B.A degree from Olin School of Business, Washington University and an M.D. from Southern Illinois University School of Medicine.

XiangQian (XQ) Lin has served as a member of our Board of Directors since February 2015.  Mr. Lin has served as the President and Chief Executive Officer of the Esco Group since 2011, and is a life sciences entrepreneur and investor with a demonstrated track record of venture creation across the United States, Asia and Europe.  Mr. Lin is also the Founding Managing Partner of Esco Ventures, the life sciences investment arm of the Esco Group, focused on strategic investments and biotech venture creation.  Mr. Lin has co-founded multiple companies including Carmentix, Maiden Therapeutics and Carmine Therapeutics.  Mr. Lin has also established the Esco Ventures Morphosis Fellowship Program to groom the next generation of life sciences entrepreneurs.  Mr. Lin holds a BSc degree in Economics and Finance from the Wharton School of Business, University of Pennsylvania.

Yuval Yanai has served as a member of our Board of Directors since March 2015 and has served as the Chairman of our Audit Committee and Compensation Committee since March 2015, as the Chairman of our Nominating Committee since October 2015 and as the Chairman of our Financing Committee since June 2016.  Mr. Yanai served as Senior Vice President and Chief Financial Officer of Given Imaging Ltd. from September 2005 through March 2014.  From October 2000 through August 2005, Mr. Yanai served as Senior Vice President and Chief Financial Officer of Koor Industries Ltd., one of Israel’s largest holding companies.  Prior to that, from April 1998 to September 2000, Mr. Yanai served as Vice President and Chief Financial Officer of NICE Systems Ltd., an Israeli global provider of Insight from Interactions, and, from 1991 to April 1998, he served as the Vice President, Finance and Chief Financial Officer of Elscint Ltd., a former Israeli company engaged in the developing and manufacturing of medical imaging devices that was acquired by larger companies in this field.  Mr. Yanai joined Elscint in 1985 and served as Corporate Controller and Corporate Treasurer through 1991. Mr. Yanai also serves as an external director (within the meaning of the Israeli Companies Law) of Hadassah Medical Organization, and serves as the Chairman of its finance and compensation committees and as a member of its tenders and donation committee.  Mr. Yanai also serves as an external director (within the meaning of the Israeli Companies Law) of S&P Global Maalot. Mr. Yanai also serves as an external director (within the meaning of the Israeli Companies Law) of Clal Biotechnology Industries and serves as the Chairman of its audit and financial reporting committees, and as a member of its compensation committee. Mr. Yanai also serves as a member of the board of directors of Nobio Ltd. and BRH Medical Ltd. Previously, Mr. Yanai served as an external director (within the meaning of the Israeli Companies Law) of Mazor Robotics Ltd. and Medical Compression Systems Ltd. and as a director of Medigus Ltd. Mr. Yanai also served as a director of Macrocure Ltd., Citycon Oj, Starplast Industries Ltd., Adama Ltd. (formerly Makteshim-Agan Industries Ltd.), ECI Telecom Ltd., Equity One, Inc., BVR Systems Ltd., Tadiran Communication Ltd., The Elisra Group, Telrad Networks Ltd. and Medical Compression Systems (D.B.N) Ltd.  Mr. Yanai holds a B.Sc. degree in Accounting and Economics from Tel-Aviv University.

We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors.  Should the nominees be unavailable for election, the proxies will be voted for substitute nominees designated by our Board of Directors.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and voting on the matter, is required to elect as directors the nominees named above. Each director nominee shall be voted on separately.

The Board of Directors recommends a vote FOR the re-election of each nominee for director named above.

PROPOSAL 2
APPROVAL OF RENUMERATION FOR DIRECTORS
(Item 2 on the Proxy Card)

Under the Israeli Companies Law, the terms of remuneration payable to a director of a public company require the approval of the compensation committee, board of directors and the shareholders, in that order.  Subject to the re-election of the director nominees listed in Proposal 1, our Compensation Committee and Board of Directors have approved, subject to shareholder approval, the payment to each such director the following fees, all to be paid on a quarterly basis:

•	Annual fees: An annual fee of (i) US$25,000 for service on the Board of Directors; and (ii) US$2,500 for service on the Audit Committee.

•	Per meeting fee: A per meeting fee of US$850 for each meeting of the Board of Directors or any committee thereof attended in person or via telephone.

•
Chairman fee: An annual fee of (i) US$10,000 for service as Chairman of the Board of Directors (other than an Active Chairman, who may be entitled to an increased fee in accordance with our Compensation Policy); and (ii) US$5,000 for service as Chairman of the Audit Committee.

The foregoing fees are the same annual and per meeting fees that were approved by our shareholders at our 2018 annual general meeting for payment to our directors during their current term of service.

In addition, subject to shareholder approval at the Meeting, the directors shall be awarded the equity-based compensation described in Proposal 3, subject to his or her re-election at the Meeting.  If re-elected at the Meeting, our directors will also continue to benefit from the directors’ and officers’ indemnification and exculpation agreement that we previously entered into with each of them, as well as from our directors’ and officers’ liability insurance policy.  The directors, if re-elected, will also be entitled to reimbursement of expenses (including travel, stay and lodging), subject to the Israeli Companies Law and the regulations promulgated thereunder, and in accordance with our company practices and our Compensation Policy, as in effect from time to time.

The proposed payment of annual and per meeting fees to our directors and other compensation terms are consistent with our Compensation Policy.

To our knowledge, there are no agreements or arrangements between any director or director nominee and any third party relating to compensation or other payment in connection with their candidacy or service on our Board of Directors.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the remuneration to be paid to each director of the Company, subject to their re-election at the Meeting, as set forth in Proposal 2 of the Proxy Statement for the Meeting be, and hereby is, approved.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 3
APPROVAL OF AWARD OF EQUITY-BASED COMPENSATION TO DIRECTORS
(Item 3 on the Proxy Card)

Our Compensation Committee and Board of Directors conducted a periodic review of the equity-based compensation of our currently serving directors, and determined that, subject to shareholder approval, it would be appropriate and in the Company’s best interest to award to each of our directors equity-based compensation, consisting of 3,175 performance-based restricted stock units (“RSUs”) and options to purchase 7,408 ordinary shares, subject to his or her re-election at the Meeting (such that if any such director nominee is not re-elected at the Meeting, he or she shall not be entitled to the RSUs and options).

The proposed options shall vest over a period of three years commencing on their date of grant, such that 33.33% of the options shall vest on the first anniversary of the date of grant and an additional 8.33% will vest at the end of each subsequent three-month period thereafter, subject to each director’s continuing service in such capacity on each applicable vesting date.  The exercise price of the options shall be equal to the average closing price of our ordinary shares on the Nasdaq Capital Market during the 30 trading days prior to the approval of the grant of the award by the shareholders at the Meeting, plus a 25% premium (but, with respect to U.S. taxpayers, not less than the fair market value under Section 409A of the U.S. Internal Revenue Code of 1986).

The performance-based RSUs will vest over a period of three years commencing on January 1, 2020, in three equal tranches, and shall be subject to the achievement of performance-based targets (“Performance Targets”). The Performance Targets for each calendar year during the three year vesting period will be the same as the Company targets that are defined for such year for the annual bonus for all of our executives, and shall be predefined at the beginning of each such calendar year by our Compensation Committee and Board of Directors in accordance with our Compensation Policy.  At least 60% of the Performance Targets for any calendar year must be met to be entitled to the tranche with respect to such calendar year, and once met, the applicable tranche will vest in full.  The Compensation Committee and the Board of Directors shall determine if the Performance Targets have been met for each applicable calendar year following the filing of our annual financial statements for each such year.  Each director must be serving in such capacity on the date of the filing of our annual financial statements for each calendar year during the three year vesting period to be entitled to the performance based RSU tranche for any such calendar year.  The vesting conditions for the performance-based RSUs with respect to the Performance Targets will include a mechanism for deferring vesting to the following years in the event of a failure to fulfill the criteria for any calendar year, provided that the cumulative average achievement criteria of the Performance Targets during the vesting period is met.

The RSUs and options shall be awarded under, and shall be subject to the terms and conditions of, the Check-Cap Ltd. 2015 Equity Incentive Plan and 2015 United States Sub-Plan (together, the “2015 Plan”) and the award agreement to be entered into with each of the directors.  The award of the proposed RSUs and options to the directors is consistent with our Compensation Policy.

Under the Israeli Companies Law, the payment of equity-based compensation to a director requires the approval of the compensation committee, board of directors and shareholders, in that order.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, subject to the re-election of each director nominee at the Meeting, that the award to each such director of performance-based RSUs and options, in such amounts and with such terms and conditions (including vesting terms and the exercise price of the options), as set forth in Proposal 3 of the Proxy Statement for the Meeting, be, and hereby is, approved.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 4
APPROVAL OF EQUITY-BASED AWARD COMPENSATION TO OUR CHIEF EXECUTIVE OFFICER
(Item 4 on the Proxy Card)

Mr. Alex Ovadia has served as our Chief Executive Officer since February 26, 2018.  Prior to that, Mr. Ovadia served as our Chief Operating Officer and Israeli Site Manager since July 1, 2015, in addition to serving as our Vice President of Research and Development since January 2013. Mr. Ovadia has also served as a member of the Board of Directors of our U.S. subsidiary, Check-Cap US, Inc., since March 2018.

No equity-based awards have been awarded to Mr. Ovadia since his appointment as Chief Executive Officer in February 2018.  To date, we have granted to Mr. Ovadia options to purchase an aggregate 13,175 ordinary shares and an aggregate 1,834 restricted share units (“RSUs”), all of which were granted to him in his previous capacities as our Vice President of Research and Development, Chief Operating Officer and Israeli Site Manager.  The large majority of the options have an exercise price that far exceeds the current market value of the underlying shares.  As of the date hereof, all of the options and most of the RSUs are fully vested, other than 688 RSUs that remain unvested, which are scheduled to fully vest by February 2021 and are of immaterial value.  As of the date hereof, Mr. Ovadia beneficially owns, in the aggregate, approximately 0.17% of our outstanding shares, assuming that all options and RSUs held by him are fully vested and exercisable as of the date hereof.

Our Compensation Committee and Board of Directors have reviewed and considered the proposed award of equity-based compensation to Mr. Ovadia.  In connection with such review, our Compensation Committee and Board of Directors reviewed peer group analysis of awards granted to other chief executive officers in similar industries and companies of our size prepared by us, including relevant benchmarks and market trends.  Our Compensation Committee and Board of Directors also considered feedback received from the investment community following our 2018 annual general meeting of shareholders with respect to certain proposals relating to Mr. Ovadia’s compensation terms, including equity-based compensation, which we presented for approval at such meeting but did not receive sufficient support by our shareholders.  Based on such review and consideration, our Compensation Committee and Board of Directors determined that it would be appropriate and in our best interest to approve, subject to shareholder approval, the award to Mr. Ovadia of equity-based compensation in order to retain Mr. Ovadia in office and to create incentives that will link his compensation to our achievements and the interests of our shareholders, while ensuring that the adequate incentives are put in place to maximize the Company’s long-term value.  The Compensation Committee and Board of Directors noted the Company’s substantial achievements under Mr. Ovadia’s leadership and his significant contribution to our ongoing operations during his tenure.

Accordingly, our Compensation Committee and Board of Directors approved, subject to shareholder approval, the award to Mr. Ovadia of 39,685 performance-based RSUs and options to purchase 92,599 ordinary shares. The performance-based RSUs and options shall be awarded under, and shall be subject to the terms and conditions of, the 2015 Plan and the award agreement to be entered into with Mr. Ovadia.  If this Proposal 4 is approved at the Meeting, Mr. Ovadia will beneficially own, in the aggregate, 1.74% of our outstanding shares, assuming that all options and RSUs held by him are fully vested and exercisable and assuming no changes in the number of our outstanding shares as of the date hereof.

The options shall vest over a period of three years commencing on their date of grant, such that 33.33% of the options shall vest on the first anniversary of the date of grant and an additional 8.33% will vest at the end of each subsequent three-month period thereafter, subject to Mr. Ovadia’ continuing service with the company on each applicable vesting date.  The exercise price of the options shall be equal to the average closing price of our ordinary shares on the Nasdaq Capital Market during the 30 trading days prior to the approval of the grant of the award by the shareholders at the Meeting, plus a 25% premium.

The performance-based RSUs will vest over a period of three years commencing on January 1, 2020, in three equal tranches, and shall be subject to the achievement of Performance Targets. The Performance Targets for each calendar year during the three year vesting period will be the same as the Company targets that are defined for such year for the annual bonus for all of our executives, and shall be predefined at the beginning of each such calendar year by our Compensation Committee and Board of Directors in accordance with our Compensation Policy.  At least 60% of the Performance Targets for any calendar year must be met to be entitled to the tranche with respect to such calendar year, and once met, the applicable tranche will vest in full.  The Compensation Committee and the Board of Directors shall determine if the Performance Targets have been met for each applicable calendar year following the filing of our annual financial statements for each such year.  Mr. Ovadia must be serving as our Chief Executive Officer on the date of the filing of our annual financial statements for each calendar year during the three year vesting period to be entitled to the performance based RSU tranche for any such calendar year.  The vesting conditions for the performance-based RSUs with respect to the Performance Targets will include a mechanism for deferring vesting to the following years in the event of a failure to fulfill the criteria for any calendar year, provided that the cumulative average achievement criteria of the Performance Targets during the vesting period is met.

The proposed equity-based award to Mr. Ovadia, as described above, is consistent with our Compensation Policy.

Under the Israeli Companies Law, the terms of engagement of a chief executive officer, including the award of equity-based compensation to a chief executive officer, that are consistent with a company’s compensation policy, require the approval of the compensation committee, board of directors and shareholders by the Special Majority (in that order).

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the award to Mr. Alex Ovadia of performance-based RSUs and options, in such amounts and with such terms and conditions (including vesting terms and the exercise price of the options), as set forth in Proposal 4 of the Proxy Statement for the Meeting, be, and hereby is, approved.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and voting on the matter, is required to approve the foregoing resolution.  In addition, the approval of Proposal 4 is also subject to the fulfillment of the Special Majority.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  For details regarding the meaning of “personal interest,” see above “Vote Required for Approval of the Proposals.”

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 5
APPROVAL OF INCREASE OF AUTHORIZED AND REGISTERED SHARE CAPITAL AND
AMENDMENT OF THE ARTICLES OF ASSOCIATION ACCORDINGLY
(Item 5 on the Proxy Card)

Under our current Articles of Association, our authorized and registered share capital is NIS 72,000,000 divided into 30,000,000 ordinary shares, of a nominal (par) value NIS 2.40 each.  As of October 1, 2019, an aggregate 8,266,062 ordinary shares were issued and outstanding.  In addition, as of such date, warrants exercisable into an aggregate 6,012,594 ordinary shares were outstanding and options to purchase an aggregate 405,218 ordinary shares and an aggregate 59,233 RSUs were outstanding under our equity-based incentive plans.

It is proposed to increase our authorized and registered share capital by NIS 144,000,000 (the “Capital Increase”) and to amend our Articles of Association accordingly to reflect the Capital Increase.  As a result, immediately following the Capital Increase, if approved at the Meeting, our authorized and registered share capital will be NIS 216,000,000 divided into 90,000,000 ordinary shares, nominal (par) value NIS 2.40 each.

The proposal to increase the authorized share capital of the Company is designed to enable us to have sufficient authorized share capital and in order that the increase in authorized share capital would allow us to meet our future business needs as they arise.  These needs could include, among other things, the sale of shares in public and private offerings to raise additional capital, the purchase of property or assets, the use of shares for various equity compensation and other employee benefit plans and arrangements, the declaration of share splits, and other bona fide corporate purposes.

The possible future issuance of equity securities consisting of ordinary shares or securities convertible into ordinary shares could affect our current shareholders in a number of ways, including the following: (i) diluting the voting power of the current holders of ordinary shares; (ii) diluting the market price of the ordinary shares, to the extent that the new ordinary shares are issued and sold at prices below current trading prices of the existing ordinary shares, or if the issuance consists of equity securities convertible into ordinary shares, to the extent that the securities provide for the conversion into ordinary shares at prices that could be below current trading prices of the ordinary shares; and (iii) diluting the book value per share of the outstanding ordinary shares.

Accordingly, the Board of Directors is recommending to shareholders to approve the Capital Increase and to amend our Articles of Association accordingly to reflect the Capital Increase.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve an increase of the Company’s authorized and registered share capital by NIS 144,000,000, so that following such increase, the authorized and registered share capital of the Company will be NIS 216,000,000 divided into 90,000,000 ordinary shares, nominal (par) value NIS 2.40 each, and to amend the Company’s Articles of Association accordingly.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 6
 APPROVAL OF AMENDMENT TO COMPENSATION POLICY FOR EXECUTIVE OFFICERS
AND DIRECTORS
 (Item 6 on the Proxy Card)

Under the Israeli Companies Law, a public company is required to adopt a compensation policy, which sets forth the terms of service and employment of office holders (within the meaning of the Israeli Companies Law), including the grant of any benefit, payment or undertaking to provide payment, any exemption from liability, insurance or indemnification, and any severance payment or benefit.  Such compensation policy must comply with the requirements of the Israeli Companies Law.  The compensation policy must be approved at least once every three years, by the board of directors, after considering the recommendations of the compensation committee, and by the shareholders by the Special Majority. In addition, the board of directors is required to periodically examine the compensation policy, as well as the need to adjust the policy in the event of a material change in the circumstances prevailing at the time of the adoption of the compensation policy or for other reasons.

The compensation policy must be determined and later reevaluated according to certain factors, including: (i) the advancement of a company’s objectives, business plan and its long-term strategy; (ii) the creation of appropriate incentives for executives, while considering (among other things) the company’s risk management policy; (iii) the size and the nature of the company’s operations; and (iv) with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and in accordance with the position of the office holder.  The compensation policy must include certain principles and provisions set forth in the Israeli Companies Law.

Our current Compensation Policy, which was approved by our shareholders in June 2017, applies to our chief executive officer, members of our executive management, each person fulfilling such positions even if his or her title is different, and directors.  The Compensation Policy was drafted and approved in accordance with the requirements of the Israeli Companies Law and determines (among other things) the amount of the compensation of our office holders, its components, the maximum values for the various components of compensation and the method for determining compensation.

Our Compensation Policy provides (among things) that office holders (within the meaning of the Israeli Companies Law) may be covered by directors’ and officers’ liability insurance that we may acquire, from time to time, subject to applicable law or regulation.  Under the Israeli Companies Law, the procurement of directors’ and officers’ liability insurance generally requires shareholder approval; however, under the Israeli Companies Regulations (Relief from Related Party Transactions), 2000, the procurement of directors’ and officers’ liability insurance shall not require shareholder approval and may be approved only by a company’s compensation committee, if the terms of the insurance are set forth in the compensation policy and the compensation policy was adopted by the shareholders by the Special Majority (as defined above), provided that the insurance is on market terms and is not likely to materially impact the profitability of the company or its assets or obligations.

Accordingly, our current Compensation Policy provides that the acquisition, extension, renewal or replacement of any directors’ and officers’ liability insurance may be approved solely by our Compensation Committee provided that (i) the maximum aggregate limit of liability (including side “A” coverage) shall not exceed US$50 million for each period; (ii) the annual premium (including side “A” coverage) shall not exceed US$400,000; (iii) the maximum aggregate deductible payable by us shall not exceed US$1 million; and (iv) the insurance is on market terms and shall not have a material impact on our profitability, assets or liabilities, which we refer to as the “D&O Insurance Framework.”

Our current directors’ and officers’ liability insurance policy is scheduled to expire on December 18, 2019.  During the course of our discussions with our insurance consultant for the renewal of our directors’ and officers’ liability insurance, we were advised that due to the sharp increase in claims against directors and officers, particularly in companies with U.S. exposure, insurers have tightened their underwriting guidelines, resulting in significantly increased premiums and deductibles and that as a result, we shall not able to renew our insurance while maintaining the same level of coverage without increasing the aggregate annual premium and deductible to amounts that are in excess of those set forth in the D&O Insurance Framework.  Accordingly, based on the advice of our insurance consultant, our Compensation Committee and Board of Directors have approved, subject to shareholder approval, an amendment to the D&O Insurance Framework set forth in the Compensation Policy to increase the maximum annual premium (including side “A” coverage) to US$500,000 and the maximum deductible payable by us to US$2 million and to US$3 million maximum deductible for a claim with respect to a merger and acquisition event.  Other than the foregoing increases in maximum premium and deductible, the terms of the D&O Insurance Framework set forth in the Compensation Policy (including the aggregate limit of liability (including side “A” coverage)) shall remain as currently in effect.

Under the Israeli Companies Law, the amendment of our Compensation Policy must be approved by the compensation committee, board of directors and shareholders by the Special Majority (in that order).  Our Compensation Committee and Board of Directors approved, subject to shareholder approval, the proposed amendment to our Compensation Policy, while taking into account the considerations, principles and provisions set forth in the Israeli Companies Law.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the amendment to the Compensation Policy of the Company with respect to the maximum aggregate annual premium and maximum deductible payable for directors’ and officers’ liability insurance, as set forth in Proposal 6 of the Proxy Statement for the Meeting be, and hereby is, approved and adopted.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and voting on the matter, is required to approve the foregoing resolution.  In addition, the approval of Proposal 6 is also subject to the fulfillment of the Special Majority.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  For details regarding the meaning of “personal interest,” see above “Vote Required for Approval of the Proposals.”

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 7
RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANTS
(Item 7 on the Proxy Card)

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network, as our independent registered public accountants for the fiscal year ending December 31, 2019 and for such additional period until our next annual general meeting, pursuant to the recommendation of our Audit Committee and Board of Directors.  Brightman Almagor Zohar & Co. has no relationship with us or our U.S. subsidiary except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit-related services.

In accordance with the rules of the SEC, Israeli law and our Articles of Association, our Audit Committee pre-approves and recommends to the Board, and our Board of Directors approves the compensation of Brightman Almagor Zohar & Co. for audit and other services, in accordance with the volume and nature of their services.  Pursuant to the pre-approval and recommendation of our Audit Committee, our Board of Directors has approved the engagement of Brightman Almagor Zohar & Co for the audit of our financial statements for the year ending December 31, 2019, for a total remuneration of up to US$30,000.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the appointment of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network, as the independent registered public accountants of the Company for the year ending December 31, 2019 and for such additional period until the next annual general meeting, be and hereby is ratified and approved.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

REVIEW AND DISCUSSION OF FINANCIAL STATEMENTS

Our Board of Directors has approved, and its representative will present to the shareholders for review and discussion at the Meeting, our audited financial statements for the year ended December 31, 2018.  This Item will not involve a shareholder vote.

Our audited financial statements for the year ended December 31, 2018, which form part of our annual report on Form 20-F for the year ended December 31, 2018 filed with the SEC on March 28, 2019, are available for viewing via the SEC’s website at www.sec.gov as well as under the Investors section of our website at http://ir.check-cap.com/.  Shareholders may receive a hard copy of the annual report on Form 20-F containing the audited financial statements free of charge upon request.  None of the audited financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material.

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers.  We fulfill these requirements by filing reports with the SEC.  Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549.  Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.  Our SEC filings are also available to the public on the SEC’s website at www.sec.gov.  As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements.  The circulation of this Proxy Statement should not be taken as an admission that we are subject to those proxy rules.

SHAREHOLDER PROPOSALS

Any shareholder who intends to present a proposal at the Meeting must satisfy the requirements of the Israeli Companies Law and the regulations promulgated thereunder.  Under Section 66(b) of the Israeli Companies Law, only shareholders who severally or jointly hold at least 1% of or outstanding voting rights are entitled to request that our Board of Directors include a proposal at a future shareholder meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting, by submitting such proposal within seven days of publication of a company’s notice with respect to its general meeting of shareholders.  Accordingly, any such shareholders may request to include a proposal on the agenda of the Meeting by submitting their proposals in writing to Mira Rosenzweig, our Chief Financial Officer, at the following address: Check-Cap Ltd., Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel, Attention: Chief Financial Officer.  For a shareholder proposal to be considered for inclusion at the Meeting, our Chief Financial Officer must receive the written proposal, together with the accompanying documentation and information required to be submitted under Israeli law, no later than October 30, 2019.  If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion on the agenda on the Meeting, we will publish a revised agenda for the Meeting no later than November 6, 2019, by way of issuing a press release or submitting a Report on Form 6-K to the SEC.

OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of 2019 Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors,
/s/ Steven Hanley
Steven Hanley
Chairman of the Board of Directors

Date: October 23, 2019